SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Jonathan J. Ledecky 970 West Broadway, PMB 402 PO Box 30000 Jackson, Wyoming 83002 307-734-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 7,968,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,968,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,968,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ironbound Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 7,968,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,968,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,968,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, OO

CUSIP No. 04350H 308	SCHEDULE 13D	Page 4 of 9 Pages

This Amendment No. 2 amends the original Schedule 13D (“Schedule 13D”) previously filed by Jonathan J. Ledecky (“Ledecky”) and Ironbound Partners Fund, LLC (“Ironbound”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (the “Issuer” or “Ascend”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 50,926,700 shares of Common Stock outstanding as of March 14, 2012.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 360 Ritch Street, Floor 3, San Francisco, California 94107.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

The persons filing this statement are Ledecky and Ironbound. The business address of Ledecky and the address of the principal business and office of Ironbound is 970 West Broadway, PMB 402, PO Box 30000, Jackson, Wyoming 83002.

Ledecky is the Issuer’s Non-Executive Chairman of the Board and Interim Chief Financial Officer and is the sole member of Ironbound. Ledecky was the Issuer’s Chief Executive Officer from January 21, 2011 until February 29, 2012. Ironbound is a private investment management fund.

Neither Ledecky nor Ironbound has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Ledecky nor Ironbound has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ledecky is a citizen of the United States. Ironbound is a Delaware limited liability company.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

On January 21, 2011, the Issuer entered into and consummated a Stock Purchase Agreement (the “Purchase Agreement”) with Ironbound and Don K. Rice (“Rice”), a former member of the Issuer’s Board of Directors (the “Board”) and the Issuer’s former Chief Executive Officer, president and treasurer. Pursuant to the Purchase Agreement, Ironbound purchased an aggregate of 7,293,550 shares of Common Stock of the Issuer from Rice for an aggregate purchase price of $310,000. Prior to the consummation of the Purchase Agreement, neither Ironbound nor Ledecky owned any other shares of capital stock of the Issuer.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 5 of 9 Pages

Pursuant to the Purchase Agreement, Ledecky was appointed as a member of the Board and as the Issuer’s chief executive officer. Additionally, Rice resigned from all of his officer positions with the Issuer (and agreed to resign from his position as a member of the Board after the mailing of the Information Statement (defined below)) and Stephen Brown, a member of the Board, resigned from his position as a director of the Issuer.

Pursuant to the Purchase Agreement, the Issuer prepared and filed with the Securities and Exchange Commission, and thereafter mailed, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board. On the tenth day after the mailing of the Information Statement to the Issuer’s stockholders, Rice resigned from the Board and, immediately after such resignation, the Board was comprised solely of Ledecky.

On March 30, 2011, the Issuer issued a convertible promissory note to Ledecky with a principal amount of $25,000. On July 19, 2011, the Issuer issued an additional convertible promissory note to Ledecky with a principal amount of $10,000. Each note was due and payable in full on demand and bore interest at the rate of 5% per annum. At any time prior to the payment in full of the entire balance of the notes, Ledecky had the option of converting all or any portion of the unpaid balance of the notes into shares of the Issuer’s Common Stock. The conversion price of March 30, 2011 promissory note was equal to $0.19 per share and the conversion price of the July 19, 2011 promissory note was equal to $0.20 per share, each subject to adjustment upon certain events. On July 27, 2011, Ledecky converted the entire principal balance of the notes into an aggregate of 175,000 shares of the Issuer’s Common Stock, or $0.20 per share, and assigned such shares to Ironbound. Although the March 30, 2011 note had a conversion price of $0.19 per share, Ledecky voluntarily converted such note into Common Stock at $0.20 per share.

On December 30, 2011, the Issuer entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Ascend Merger Sub, LLC, at the time a wholly-owned subsidiary of the Issuer (“Merger Sub”), Andover Games, LLC (“Andover Games”) and the members of Andover Games (“Signing Members”). On February 29, 2012, the parties closed the transactions contemplated by the Merger Agreement and, pursuant to the Merger Agreement, Merger Sub merged with and into Andover Games, with Andover Games surviving the merger and becoming a wholly-owned subsidiary of the Issuer. At the closing of the merger (the “Closing”), Ledecky resigned from his position of Chief Executive Officer of the Issuer and became the Non-Executive Chairman of the Board and Interim Chief Financial Officer of the Issuer.

Pursuant to the Merger Agreement, on December 30, 2011, the Issuer provided bridge loans in the aggregate amount of $250,000 to Andover Games (the “Bridge Loans”). To provide the necessary funding for the Issuer to make the above-referenced Bridge Loans, the Issuer received a loan from Ironbound in an aggregate principal amount of $250,000 and in return issued to Ironbound a convertible promissory note to evidence the loan (the “Convertible Note”). The Convertible Note was due and payable in full upon the Closing or, if the merger had not been consummated, on demand, and bore interest at the rate of 5% per annum. If the transactions contemplated by the Merger Agreement had not been consummated, at any time prior to the payment in full of the entire balance of the Convertible Note, Ironbound would have had the option of converting all or any portion of the unpaid balance of the Convertible Note into shares of Common Stock at a conversion price equal to $0.05 per share, subject to adjustment upon certain events. The conversion price was based on the market price of the Common Stock at the close of trading on December 30, 2011. Ironbound used its working capital to fund the loan evidenced by the Convertible Note.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 6 of 9 Pages

In connection with the signing of the Merger Agreement, each of Ledecky and Ironbound entered into a Lock-Up Agreement (the “Lock-Up Agreements”) with the Issuer on December 30, 2011. Pursuant to the terms of Lock-Up Agreements, Ledecky and Ironbound have agreed not to sell certain of their shares of Common Stock until the 12-month anniversary of the Closing, or March 1, 2013.

Pursuant to the Merger Agreement, the Issuer sold 4,000,000 shares (“Shares”) of Common Stock, at $0.50 per share, for gross proceeds of $2 million, in a private placement to accredited investors, including Ironbound. Ironbound used the Convertible Note as consideration to purchase 500,000 of such Shares on the same terms as the other investors. The interest owed on the Convertible Note was forgiven. The purchase and sale of the Shares was conducted pursuant to a subscription agreement (a “Subscription Agreement”) entered into between the Issuer and each of the investors, including Ironbound, on February 29, 2012. Pursuant to the terms of the Subscription Agreement, the Issuer agreed to file, within ten business days of the Closing, a registration statement with the Securities and Exchange Commission covering the resale by the investors of the Shares they purchased and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter, and keep the registration statement effective until (i) the date on which the Shares may be resold by the investor without registration under the Securities Act and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to the registration statement or Rule 144 under the Securities Act or any other rule of similar effect.

Ledecky and Ironbound acquired the shares of Common Stock described in this Schedule 13D for investment purposes. Ledecky or Ironbound may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, neither Ledecky nor Ironbound, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as Non-Executive Chairman of the Board and Interim Chief Financial Officer of the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 04350H 308	SCHEDULE 13D	Page 7 of 9 Pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Ledecky and Ironbound is deemed to be the beneficial owner of 7,968,550 shares of the Issuer’s Common Stock, or approximately 15.7% of the Issuer’s outstanding Common Stock. This represents 7,968,550 shares of Common Stock held by Ironbound, of which Ledecky is the sole member. Each of Ledecky and Ironbound has sole voting and dispositive power over such shares.

In the past 60 days, Ledecky effected the transactions described under Item 4 above and such description is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the last paragraph:

On December 30, 2011, the Issuer entered into the Merger Agreement with Merger Sub, Andover Games and the members of Andover Games. The Merger Agreement is more fully described under Item 4 and such description is incorporated herein by reference.

On December 30, 2011, in connection with the Merger Agreement, Ledecky and Ironbound entered into Lock-Up Agreements with the Issuer. The Lock-Up Agreement is more fully described under Item 4 and such description is incorporated herein by reference.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 8 of 9 Pages

On December 30, 2011, to provide the necessary funding for the Issuer to make the Bridge Loans, the Issuer issued the Convertible Note to Ironbound. The Convertible Note is more fully described under Item 4 and such description is incorporated herein by reference.

On February 29, 2012, in connection with the purchase and sale of the Shares in the Financing, Ironbound entered into a Subscription Agreement with the Issuer. The Subscription Agreement is more fully described under Item 4 and such description is incorporated herein by reference.

Copies of the form of the Merger Agreement, the Lock-Up Agreement, the Convertible Note and the form of Subscription Agreement are filed as Exhibits 8, 9 and 10 to this Schedule 13D. The foregoing summaries of such agreements are qualified in their entirety by reference to the text of the agreements, which are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

7.	Merger Agreement and Plan of Reorganization, dated as of December 30, 2011, by and among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Andover Games, LLC and the members of Andover Games, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2012).

8.	Form of Lock Up Agreement between Registrant and each of Jonathan J. Ledecky and Ironbound Partners Fund, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2012).

9.	Convertible Promissory Note dated December 30, 2011 in the original principal amount of $250,000 executed by Ascend Acquisition Corp. in favor of Ironbound Partners Fund, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2012).

10.	Form of Subscription Agreement between Registrant and the certain investors (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2012).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 14, 2012

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Manager